Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

BRAINSTORM CELL THERAPEUTICS INC.

a Delaware corporation

Brainstorm Cell Therapeutics Inc. (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

The Board of Directors of the Corporation, at a duly called and held meeting, and the Stockholders of the Corporation, at a duly called and held meeting, duly approved and adopted a resolution, pursuant to Sections 141 and 242 of the General Corporation Law of the State of Delaware, to amend the Certificate of Incorporation of the Corporation. The resolution setting forth the amendment is as follows:

RESOLVED: That the Certificate of lncorporation of the Corporation be amended by adding the following paragraphs immediately after the end of the first sentence of Article FOURTH thereof:

“Effective at 11:59 p.m. (Eastern Time) on September 30, 2024 (such time, the “Effective Time”), a one-for-fifteen reverse stock split of the shares of Common Stock, pursuant to which every fifteen shares of the Common Stock issued and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable shares of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.00005 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares, if upon aggregating all of the shares of Common Stock held by a record holder immediately following the Reverse Stock Split such holder would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, the Corporation shall pay in cash (without interest) to each such holder an amount equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price as reported on The Nasdaq Stock Market LLC of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs (with such price proportionately adjusted to give effect to the Reverse Stock Split).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of lncorporation to be signed by a duly authorized officer of the Corporation on this 30th day of September, 2024.

BRAINSTORM CELL THERAPEUTICS INC.

By:	/s/ Chaim Lebovits
Name: Chaim Lebovits
Title: Chief Executive Officer